

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2012

Damian George
Chief Financial Officer
Commodity Advisors Fund L.P.
522 Fifth Avenue, 14th Floor
New York, New York 10036

      Re: Commodity Advisors Fund L.P.
               Form 10-12G
               Filed June 29, 2012
               File No. 000-54753

Dear Mr. George:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   If you terminate trading advisors or decide to not renew a contract after the June 30th expiration in future reporting periods, please discuss the reasons and considerations for such actions.

2.   We note that all of your assets are traded through master funds. Please discuss the difference between allocating to trading advisors who invest your funds through master funds versus those that "engage in direct trading."

3.   We note your discussion of margin and the second risk factor on page 26. Please revise to disclose the average face value of your exposure during a reported period, if possible.

4.   We note your disclosure regarding the non-major trading advisors. Please tell us why the identities of the non-major advisors and their trading focus are not material or revise to provide such disclosure.

5.   Regarding redemptions of your interests in the master funds, please revise to discuss any notice or suspension provisions. Discuss how the redemption from the master funds and trading advisors relates to your ability to modify your allocations among trading advisors. Please clarify if you will notify your investors of a suspension of redemptions by any master fund.

Trading Methods, page 7

6.   While you may not have any assets invested in OTC agreements, please tell us if any of your assets have been invested in swaps or forward contracts. If so, please describe such experience for us.

Fees, Compensation, Expenses and Interest Income, page 15

7.   It appears that profits must be earned in order for investors to receive returns sufficient to break even. As such, please tell us why you are not able to incorporate the incentive fees into these tables.

8.   Please clarify why the fee amounts for the Class D Redeemable Units are all greater than the actual minimum investment of $25,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

 (3) Results of Operations, page 43

9.   Please revise to discuss how each trading advisor contributed to your operating results, based on the allocations made to them, and the fees that each one earned for the periods discussed or advise.

10.   Please indicate for all periods presented whether any excess interest income was earned on the Partnership's account that was retained by Citigroup Global Markets Inc. and shared with your general partner.

11.   Please tell us and disclose whether offering costs are incurred by the general partner and if such costs are required to be reimbursed to the general partner, and such amounts incurred through your next filing date.

12.   Please tell us and disclose whether you are required to reimburse your general partner for amounts paid for commodity brokerage and other services to CGM, and if so, how you have calculated and recorded such liability. If not, please clarify whether such amount is factored into the management fee paid to your general partner.

<u>Description of Registrant's Securities to be Registered, page 77</u>

13.   In future Exchange Act reports, please confirm if you have fulfilled 100% of valid redemption requests or discuss any experience with suspensions or pro rata redemptions.

<u>Item 13. Financial Statements and Supplementary Data, page 82</u>

<u>(a) Financial Statements, page 82</u>

<u>General</u>

14.   Please amend to include the financial statements for your investments in portfolio funds as of December 31, 2011 or tell us your basis for excluding each portfolio fund's financial statements. Refer to Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

15.

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor